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                                                      Exhibit 1


SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-________)
Filings Under the Public Utility Holding Company Act of 1935
("Act") __________, 1996

   Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

   Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1996 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Central and South West Corporation, CSW Energy, Inc. and CSW
International, Inc. (70-____)

   Central and South West Corporation, a registered holding company under the Act ("CSW"), CSW Energy, Inc., a wholly-owned nonutility subsidiary of CSW ("Energy"), and CSW International, Inc., a wholly-owned nonutility subsidiary of CSW ("CSWI"), are presently authorized under the terms of orders and supplemental orders in File Nos. 70-7758, 70-8205 and 70-8423 (collectively, the "Financing Orders") to finance the operations of CSW, Energy, CSWI and their respective subsidiaries by issuing and selling debt and equity securities and by issuing guarantees of the securities of certain subsidiaries to invest, directly or indirectly, in one or more "exempt wholesale generators" ("EWGs") or "foreign utility companies ("FUCOs"), as defined in Sections 32 and 33 of the Act, respectively; and to guaranty, from time to time through December 31, 2000, the securities of one or more qualifying facilities, as defined under the Public Utility Regulatory Policies Act of 1978, as amended, and independent power facilities, including EWGs, in an aggregate amount not to exceed $75 million at any time outstanding.

   The Financing Orders referred to above specify that the sum of the principal amount of securities of EWGs and FUCOs that CSW may guaranty and the proceeds of common stock sales and borrowings used by CSW to invest in the securities of EWGs and FUCOs shall not, when added to CSW's "aggregate investment," as defined in Rule 53(a), in all such entities, exceed 50% of CSW's "consolidated retained earnings," as determined in accordance with Rule 53(a) under the Act. This is the requirement of Rule 53(a)(1), which is one of the conditions of the financing "safe-harbor" under Rule 53(a).

   As of February 1, 1996, CSW's "aggregate investment" in all
EWGs and FUCOs was approximately $825 million, or approximately
45% of CSW's "consolidated retained earnings" as of December 31, 1995 (approximately $1.85 billion).

   CSW, Energy and CSWI are now requesting an order that would exempt CSW, Energy and CSWI from the requirement of Rule 53(a)(1) so as to allow CSW, Energy and/or CSWI to guaranty securities of EWGs and FUCOs and to use the proceeds of debt and equity securities to invest in the securities of EWGs and FUCOs in amounts which, when added to CSW's "aggregate investment" at any time in such entities, would not exceed CSW's "consolidated retained earnings." In addition, CSW, Energy and CSWI are requesting an order that would remove any restriction on the amount of debt securities that may be issued by Energy, CSWI or any of their respective subsidiaries to fund investments in EWGs or FUCOs for which securities there is no recourse to CSW or any of its operating utility subsidiaries.

   The application or declaration describes CSW's present ownership of EWGs and FUCOs and the process of project risk review and mitigation that CSW states is undertaken by its subsidiaries, Energy and CSWI, prior to any commitment of funds by CSW in any EWG or FUCO. CSW states that, through Energy and CSWI, it is actively considering making investments in additional foreign and domestic independent power projects and foreign electric and gas utility systems which would qualify for exemption under Section 32 or 33. If such additional investments were consummated, it would result in CSW's "aggregate investment" in all such entities exceeding the limitation on financing of such investments contained in Rule 53(a)(1).

   Rule 53(c) provides that, if any of the conditions of the financing "safe-harbor" in Rule 53(a) is not satisfied, then an applicant must "affirmatively demonstrate" that the proposal (i) will not have a "material adverse impact upon the financial integrity" of the holding company system, and (ii) will not have an "adverse impact" on any utility subsidiary of the holding company, or its customers, or on the ability of the relevant State commissions to protect such subsidiary or customers.

   In its application or declaration, CSW has provided financial and other information which, CSW asserts, demonstrates that the financing of investments by CSW in EWGs and FUCOs in amounts which, when added to CSW's "aggregate investment" at any point in time in such entities, may be equal to as much as CSW's "consolidated retained earnings," would not have either of the adverse impacts referred to in Rule 53(c). CSW represents that it has provided a copy of the application or declaration to the public service commissions in Texas, Arkansas, Louisiana and Oklahoma and has made itself available for consultation with each of those bodies.

   For the Commission, by the Division of Investment
Management, pursuant to delegated authority.

                                 Jonathan G. Katz
                                 Secretary